News Release

Crosshair and Paragon Cut 141.21 g/t (4.1 oz./ton) Au over 0.45 m
And Expand High-Grade Gold Zone at Golden Promise

Dated: January 17, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to provide assay results from the final eight holes of its recently completed Phase III diamond drilling program at the Golden Promise Project in Central Newfoundland. All eight holes, which tested the central and eastern portions of the Jaclyn Main Zone, intersected visible gold and successfully extended the zone by an additional 50 metres. The Jaclyn Main Zone comprises a system of gold-bearing, stylolitic quartz veins that now has a total defined strike length of 800 metres and remains open along strike. The system has been tested to a vertical depth of 275 metres, where it also remains open. The zone exhibits many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold. Assay highlights (expressed over core length) from the current program include:

  43.83 g/t Au over 1.45 m, including 141.21 g/t Au over 0.45 m in GP07-91,
  10.41 g/t Au over 4.70 m, including 64.49 g/t Au over 0.50 m in GP07-92,
  20.89 g/t Au over 1.90 m, including 44.74 g/t Au over 0.65 m in GP07-93,
  6.87 g/t Au over 1.70 m, including 18.59 g/t Au over 0.45 m in GP07-98.

The Phase III program consisted of 3926 metres of drilling in 23 holes, including 19 holes on the Jaclyn Main Zone and 4 holes on the Jaclyn North Zone. Visible gold was noted in 18 of the 23 holes. Complete assay results from the Phase III program along with current drill sections and maps are posted on the Company website at: http://www.crosshairexploration.com/s/GoldenPromise.asp

The drill program expanded the higher grade central and eastern portions of the Jaclyn Main Zone and firmed up resources in the near surface portion of the vein for incorporation into a 43-101 resource estimate planned for 2008.

Jaclyn North Zone

The Jaclyn North Zone hosts a system of multiple quartz veins that are located about 250 m north of and trend subparallel to the Main Zone. Mineralization at the Jaclyn North Zone is similar in character to that at the Main Zone and has been defined over a minimum 250 metre strike length and to a vertical depth of 175 metres. The zone remains open in all directions. Phase III drilling at the Jaclyn North Zone was highlighted by hole GP07-76, which intersected 2.63 g/t Au over 1.30 metres, including 11.28 g/t Au over 0.30 metres.

The Golden Promise Project, along with the South Golden Promise and Victoria Lake properties, is slated to be spun out into a new public company by way of shareholder dividend in 2008. The Company is currently finalizing a proposed structure for this transaction in addition to working toward completing the required 43-101 report, which should be completed in February. A more detailed announcement in the gold and base metal property spin out will be made prior to the end of the first quarter of 2008.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization -Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising high grade gold project at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”
President and CEO

Crosshair Exploration & Mining Corp. - Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Qualified Person and Assay Procedures

The Golden Promise Project work is being carried out by David Mullen, consulting geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo., Exploration Manager for Paragon. Mr. Copeland has verified that the results presented above have been accurately summarized from the official assay certificates. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed. Check assays from holes GP07-91 to GP07-98 are pending.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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